KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:

Organizational Structure

KBRA Legal Structure Chart


Funds Affiliated With Parthenon Capital Partners
Funds Affiliated With Minority Investors
Pass-Through Vehicles
KBRA Holdings, LLC (US)
Kroll Bond Rating Agency, LLC (US)
KBRA Analytics, LLC (US)
Kroll Bond Rating Agency International Limited (Ireland)
Kroll Bond Rating Agency Europe Limited (Ireland)
Kroll Bond Rating Agency UK Limited (UK)

Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.

As of March 30, 2022

KBRA NRSRO Managerial Structure


President & CEO
Chief Operating Officer
General Counsel
Senior Managing Director, Business Development
Senior Managing Director, Business Development
Chief Financial Officer
Global Head of Structured Finance Ratings
Deputy General Counsel[1]
Co-Head of Europe (Business Development)
Controller
Co-Head of Europe (Analytical)
Global Head of Compliance
Global Head of Corporate, Financial and Government Ratings
Chief Compliance Officer
Chief Technology Officer
Chief of ESG & Ratings Policy
Chief Credit Officer

[1] *Acting* Designated *Compliance Officer*

As of March 30, 2022

KBRA NRSRO Business Units


Structured Finance Ratings
Corporate Financial & Government Ratings
Credit Policy
Ratings Legal
Compliance
ESG
Business Development
Human Resources[1]
Technology[1]
Finance[1]
Legal[1]
CMBS
RMBS
ABS
Structured Credit
REITs
Transportation and Commercial Finance
Project Finance and Infrastructure
Public Finance/Financial Guaranty
Sovereigns
Financial Institutions
Insurance
Corporates
Funds
Sales
Marketing & Communications

[1] *Supports NRSRO business units and other units*

As of March 30, 2022